Exhibit 99.1

Kenon Holdings Reports Q3 2019 Results and Additional Updates

Singapore, December 17, 2019. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announces its results for Q3 2019 and additional updates to its businesses.

Key Highlights

OPC

•	OPC’s revenue increased to $102 million in Q3 2019, as compared to $94 million in Q3 2018.

•	OPC’s net profit increased to $14 million in Q3 2019, as compared to $11 million in Q3 2018.

•	OPC’s EBITDA[1] increased to $33 million in Q3 2019, as compared to $29 million in Q3 2018.

Qoros

•
Material government approvals and third party consents obtained for the sale by Kenon of half (12%) of its remaining interest (24%) in Qoros to the majority shareholder in Qoros. The parties have agreed payment of the purchase price and closing to be made by the end of Q1 2020.

Kenon

•	Kenon paid a dividend of approximately $65 million in November 2019.

Discussion of Results for the Three Months ended September 30, 2019

Kenon’s consolidated results of operations from its operating companies essentially comprise the consolidated results of OPC Energy Ltd. (“OPC”). The results of Qoros Automotive Co., Ltd. (“Qoros”) and ZIM Integrated Shipping Ltd. (“ZIM”) are reflected under results from associates.

See Exhibit 99.2 of Kenon’s Form 6-K dated December 17, 2019 for summary Kenon consolidated financial information; summary OPC consolidated financial information; a reconciliation of OPC’s EBITDA (which is a non-IFRS measure) to net profit; and summary operational and financial information of OPC and its subsidiaries.

OPC

The following discussion of OPC’s results of operations is based on OPC’s consolidated financial statements, as translated into US dollars.

Summary Financial Information of OPC

	Q3 2019	Q3 2018
	$ millions
Revenue	102	94
Cost of sales (excluding depreciation and amortization)	69	61
Finance expenses, net	5	6
Net profit	14	11
EBITDA	33	29

1 EBITDA is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated December 17, 2019 for the definition of OPC’s EBITDA and a reconciliation to its net profit for the applicable period.

Revenue
	Q3 2019	Q3 2018
	$ millions
Revenue from energy generated by OPC and sold to private customers	68	61
Revenue from energy purchased by OPC and sold to private customers	9	7
Revenue from private customers in respect of infrastructures services	21	21
Revenue from energy sold to the System Administrator	-	1
Revenue from sale of steam	4	4
Total	102	94

OPC’s revenue from the sale of electricity to private customers derives from electricity sold at the generation component tariffs, as published by the EA, with some discount. The weighted-average generation component tariff for 2019, as published by the EA in January 2019, is NIS 0.2909 per KW hour. In 2018, the weighted-average generation component tariff was NIS 0.2816 per KW hour. OPC’s revenues from the sale of steam are linked partly to the price of gas and partly to the Israeli Consumer Price Index (CPI).

•
Revenue from energy generated by OPC and sold to private customers – increased by $7 million as compared to Q3 2018, primarily as a result of (i) a $2 million increase due to the increase in the generation component tariff in 2019, (ii) a $2 million increase in electricity consumption by OPC’s private customers and (iii) a $2 million positive impact from the translation of OPC’s revenue to US Dollars.

•	Revenue from energy purchased by OPC and sold to private customers – increased by $2 million as compared to Q3 2018 primarily due to an increase in electricity consumption by OPC’s private customers.

Cost of Sales (Excluding Depreciation and Amortization)
	Q3 2019	Q3 2018
	$ millions
Natural gas and diesel oil consumption	33	29
Payment to IEC for infrastructure services and purchase of electricity	30	27
Natural gas transmission	2	2
Operating expenses	4	3
Total	69	61

•
Natural gas and diesel oil consumption – increased by $4 million as compared to Q3 2018, primarily as a result of (i) a $2 million one-off diesel oil reimbursement from the Israel Electric Corporation (“IEC”) in Q3 2018, (ii) a $1 million increase due to higher gas prices, as the gas price is indexed to the generation component tariff and (iii) a $1 million increase due to the impact of the translation of OPC’s cost of sales to US Dollars.

•
Payment to IEC for infrastructures services and purchase of electricity – increased by $3 million as compared to Q3 2018, primarily as a result of (i) a $2 million increase in electricity purchases due to higher consumption by OPC’s customers and (ii) a $1 million increase due to impact of translation of OPC’s cost of sales to US Dollars

Liquidity and Capital Resources

As of September 30, 2019, OPC had cash and cash equivalents and short-term deposits of $251 million, restricted cash of $72 million, and total outstanding consolidated indebtedness of $627 million, consisting of $41 million of short-term indebtedness and $586 million of long-term indebtedness. All of OPC’s debt is denominated in NIS.

Business Developments

OPC2

Update on the Construction of the OPC-Hadera Plant

OPC-Hadera is in process of commissioning a 148 MW co-generation power plant in Israel. OPC expects that the total cost of completing the OPC-Hadera power plant will be approximately NIS 1 billion (approximately $286 million).

As of September 30, 2019, OPC-Hadera had invested an aggregate of NIS 853 million (approximately $244 million) in the construction of the OPC-Hadera power plant and related infrastructure.

Construction of the OPC-Hadera power plant has been completed and it is currently in the commissioning stage, which is expected to continue during Q4 2019 and up to the end of January 2020. OPC’s management expects that the OPC-Hadera power plant will begin commercial operations (“Commercial Operations Commencement Date”) in Q1 2020 – this takes into account the delays that occurred due to defective components discovered and actions required in order to complete the commissioning stage.

In July 2019, the Minister of National Infrastructures, Energy and Water approved the postponement of the Commercial Operations Commencement Date milestone stated in OPC-Hadera’s conditional license to March 2020, and OPC-Hadera’s lenders agreed to extend the Commercial Operations Commencement Date in the OPC-Hadera loan agreement to the end of March 2020. OPC’s management expects that a portion of the costs and lost profits deriving from the delay will be covered by OPC-Hadera’s insurance policy. In addition, OPC-Hadera is entitled to compensation from the EPC contractor pursuant to the construction agreement in respect of the delay in the Commercial Operations Commencement Date. As a result, OPC’s management does not expect the delay to result in a material change to the estimated construction cost of the OPC-Hadera power plant.

Update on Tzomet Project

Tzomet Energy Ltd. (“Tzomet”) is developing an open-cycle natural gas-fired power station with capacity of approximately 396 MW in Israel. In April 2019, Tzomet was granted a conditional licence for the construction of the power plant.

The licence is conditional on compliance with various milestones, including reaching commercial operation within 66 months from the date of the conditional license. According to the relevant regulation, the Tzomet project is required to reach financial closing by January 1, 2020, which requires additional approvals, including securing grid connection, securing land rights, and obtaining certain construction permits.

In September 2019, Tzomet received the results of a connection study performed by the system administrator unit of IEC. The connection study included a limitation on output to the grid when the power plant is at full capacity beyond a limited number of hours per year; this limitation would apply until completion of certain transmission projects by IEC, which are expected to be completed by the end of 2023. OPC’s management believes that notwithstanding this limitation on output, the connection study complies with the regulatory requirements of the Electricity Authority (EA).

In December 2019, Tzomet and a consortium of financing institutions, led by Bank Hapoalim, signed a financing agreement to fund the construction of the Tzomet power plant. The overall credit facilities amount to up to NIS 1.37 billion ($391 million), and are comprised of long-term loans up to NIS1.2 billion ($343 million) for the construction of the project, including budget overruns, a standby facility up to NIS57 million ($16 million), and smaller facilities, including to fund working capital, VAT, guarantees, hedging and the debt service reserve account. The credit facilities are denominated in NIS, linked to the Israeli consumer price index or the US Dollar. The interest on the loan-term facility and the standby facility are at Israel Prime Interest rate plus margin of between 0.5% to 1.5%.

In December 2019, Tzomet and Israel Natural Gas Lines Ltd signed an agreement for the transport of natural gas to the Tzomet power plant. The annual transportation cost is estimated at NIS25 million ($7 million).

OPC’s management expects that Tzomet will comply with the requirements and meet the deadline for financial closing. Nonetheless, as some of the conditions have yet to be fulfilled and are dependent on factors beyond Tzomet’s control, uncertainty exists as to whether the Tzomet project will be successfully completed.

2 Convenience translations of NIS amounts into US Dollars use a rate of 3.50: 1.

Amendment of Gas Supply Agreements

The gas supply agreements between each of OPC-Rotem and OPC-Hadera and the Tamar Group were recently amended to (i) change the provision which allowed OPC-Rotem and OPC-Hadera to exercise an option to reduce gas consumption under the relevant agreement by 50% of the average annual self-gas consumption in the three years prior to exercise of the option to 40% for OPC-Rotem and 30% for OPC-Hadera, (ii) extend the time period when OPC-Hadera can exercise the option from the end of 2020 to the end of 2022 and (iii) increase certain gas consumption commitments of OPC-Rotem and OPC-Hadera until the end of the Karish gas reservoir commissioning.

In addition, the gas supply agreement between OPC-Rotem and Energean (which has holdings in, among others, the Karish gas reservoir mentioned above) was amended to increase the daily and annual gas consumption from Energean, while keeping the same total contractual gas quantity. The supply period was shortened from 15 years to 10 years (unless the total contractual quantity is supplied earlier).

These amendments are intended to allow a reduction in the quantity of gas that is being purchased under the agreements with Tamar and an increase in the quantity that is being purchased under the terms of the agreements with Energean, with the purpose of decreasing the overall gas price of OPC-Rotem and OPC-Hadera.

Successful Tender for Capacity through Generation Capacity to be Installed at Customers.

OPC is working with certain customers in connection with the successful tender for capacity of 65MW through the installation of generation facilities on the premises of customers. The arrangements with customers would provide for a discount on the generation component tariff and savings of the infrastructure services tariff. Each agreement, on its own, is not expected to be material for OPC.

Qoros3

Agreement to sell 12% of Qoros

As previously reported, in January 2019, Kenon entered into an agreement to sell half (12%) of its remaining interest (24%) in Qoros to the majority shareholder in Qoros (the "purchaser") for a purchase price of RMB1,560 million (approximately $223 million).

The parties have recently obtained material government approvals and third party consents for the sale. In December 2019, the parties entered into an agreement which provides that the deadline for payment of the purchase price shall be the end of Q1 2020. This agreement includes provisions to secure the performance of the purchaser, namely a guarantee to Kenon by another company within the Baoneng group, guaranteeing timely performance of purchaser's obligations under the sale agreement, and a deposit of RMB500 million (approximately US$71 million) by an associate of the purchaser into a segregated bank account, and the parties have agreed that such amounts may not be withdrawn without Kenon's consent. The agreement also provides that if the purchase price is not paid by the end of Q1 2020, the parties may, but have no obligation to, discuss an extension and, in that case, an amount equal to the full purchase price (including the prior amounts) is required to be paid into a similar segregated bank account. Following completion of the sale, Kenon will hold a 12% interest in Qoros.

Qoros Sales

Qoros sold approximately 11,300 cars in Q3 2019, primarily reflecting orders from leasing companies introduced by Qoros’ majority shareholder.

ZIM

Discussion of ZIM’s Results for Q3 2019

ZIM’s revenue in Q3 2019 was $842 million, comparable to $841 million in Q3 2018. ZIM carried approximately 725 thousand TEUs in Q3 2019, representing a 1% decrease as compared to Q3 2018, in which ZIM carried approximately 730 thousand TEUs. The average freight rate per TEU in Q3 2019 was $1,009 per TEU, comparable to $1,006 per TEU in Q3 2018. ZIM’s operating expenses decreased by 8% to $704 million in Q3 2019, as compared to $768 million in Q3 2018, primarily as a result of (i) a $55 million decrease in bunker expenses, (ii) a $23 million decrease in port expenses and (iii) a decrease in agents’ commissions of $6 million. This was offset by (i) a $25 million increase in cargo handling expenses.

3 Convenience translations of RMB amounts into US Dollars use a rate of 7.00: 1.

Additional Kenon Updates

Kenon’s (Unconsolidated) Liquidity and Capital Resources

As of September 30, 2019, Kenon’s unconsolidated cash balance was $29 million. There is no material debt at the Kenon level.

In October 2019 Kenon received $30 million, as awarded by the favorable ruling in an arbitration proceeding, and in November 2019 Kenon received $38 million (net of withholding tax) from a dividend distribution of OPC. Following Kenon’s payment of the $65 million dividend in November 2019, Kenon retained cash of approximately $26 million.

Kenon is the beneficiary of a four-year deferred payment agreement, effective December 28, 2017, reflecting deferred consideration from the sale of its Inkia power businesses, accruing 8% interest, payable in kind (total receivable as at September 30, 2019 including principal and accrued interest is $201 million). The deferred payment is subject to tax.

Investors’ Conference Call

Kenon’s management will host a conference call for investors and analysts on December 17, 2019, starting at 9:00 am Eastern Time. Kenon's and OPC's management will host the call and will be available to answer questions after presenting the results. To participate, please call one of the following teleconferencing numbers:

Singapore:	3158-3851
US:	1-866-229-7198
Israel:	03-9180692
UK:	0800-4048-418
International:	+65-3158-3851

At: 9:00 am Eastern Time, 6:00 am Pacific Time, 2:00 pm UK Time, 4:00 pm Israel Time and 10:00 pm Singapore Time.

For those unable to participate, the teleconference will be available for replay on Kenon’s website at http://www.kenon-holdings.com beginning 24 hours after the call.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash-generating businesses to early stage development companies. Kenon’s businesses consist of:

•	OPC Energy (70% interest) – a leading owner, developer and operator of power generation facilities in the Israeli power market;
•	Qoros (24% interest4) – a China-based automotive company;
•	ZIM (32% interest) – an international shipping company; and
•	Primus Green Energy, Inc. (91% interest) – an early stage developer of alternative fuel technology.

Kenon remains committed to its strategy to realize the value of its businesses for its shareholders. In connection with this strategy, Kenon may provide its shareholders with direct access to its businesses, which may include spin-offs, listings, offerings, distributions or monetization of its businesses. Kenon is actively exploring various ways to materialize this strategy in a rational and expeditious manner. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

4 Kenon has agreed to sell half of its 24% interest to the majority shareholder in Qoros; upon completion of this sale, Kenon will hold a 12% interest in Qoros.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, (i) with respect to OPC, statements with respect to the OPC-Hadera and Tzomet projects, including expected installed capacity, expected cost, and expected timing of commercial operation and completion of other stages of the projects, the impact of the delay in completion of the Hadera project including statements about expected compensation and insurance and expectation that there will be no variance in cost for the project as a result of the delay, statements that OPC expects to comply with the Tzomet project conditions, statements with respect to expected financing for the projects and the payment of the remaining consideration, statements with respect to the expected completion dates of the IEC transmission projects and the expected compliance of the Tzomet connection study with regulatory requirements, statements regarding the amendments to the gas supply agreements and their intended effects and statements regarding the expected benefits of the installation of generation facilities on customer premises and (ii) with respect to Qoros, statements with respect to the agreement by Kenon to sell half of its remaining interest in Qoros to the majority shareholder in Qoros, and statements relating to the amendment of that agreement including the extended deadline for payment of the purchase price and related amendments, including the provisions requiring a parent guarantee of the buyer's obligations and the requirement to deposit funds into a segregated account. These statements are based on Kenon’s management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include (i) with respect to OPC, risks relating to a failure to complete the project and reach commercial operation of the OPC-Hadera and Tzomet projects on a timely basis, within the expected budget, or at all, including the risk that OPC may be unable to obtain the required permits, licenses and other approvals or meet the required milestones required to proceed with the projects and costs associated with delays in reaching commercial operation, the failure to achieve the intended benefits of the gas supply agreement amendments and the failure to complete the installation of generation facilities on customer premises as intended or at all (ii) with respect to Qoros, risks relating to the agreement to sell half of Kenon's remaining interest in Qoros to the majority shareholder in Qoros, including the risk that the purchase price may not be paid by the extended deadline, risks relating to required approvals and other risks relating to the closing of that transaction, including the timing thereof and the risk that the sale is not completed and (iii) with respect to Kenon other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.
Jonathan Fisch Director, Investor Relations jonathanf@kenon-holdings.com Tel: +44 20 7659 4186